Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Issues New NI 43-101 Preliminary Assessment
Validating Lost Creek Project

Littleton, Colorado (March16, 2011) – Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce that it has issued a Preliminary Assessment for the Company’s Lost Creek Property located in Sweetwater County, Wyoming in accordance with Canadian National Instrument 43-101 (NI 43-101) for the submission of technical reports on mineral properties.  This technical report prepared by TREC, Inc. (“TREC”), and Behre Dolbear & Company (USA), Inc. (“Behre Dolbear”), utilizes all technical data obtained from the Property to date and thus supersedes the 2008 NI 43-101 Preliminary Assessment, titled the “Amended NI 43-101 Preliminary Assessment for the Lost Creek Project, Sweetwater County, Wyoming (dated April 2, 2008, as amended February 25, 2011)” (the “2008 PA”).

The purpose of the newly released Preliminary Assessment (the “2011 PA”) is to provide an independent analysis of the technical and economic viability of the mineral resources of Lost Creek.  The 2011 PA demonstrates both the technical and economic viability of the mineral resources at Lost Creek using the scientific and technical information presently available.  The economic analysis estimates that Lost Creek will generate net earnings over the life of the project, before income tax, of US$179 million.  It is estimated that the Lost Creek project has an internal rate of return (IRR) of 91 percent and a net present value (NPV) of US$118.1 million applying an eight percent discount rate.  The estimated operational cost for the project is US$19.66 per pound of uranium produced while the total cost of uranium production including all required capital spending is estimated at US$42.65 per pound.  The results reaffirm the economic projections presented in the 2008 PA.  In order to realize the full economic benefits described in the 2011 PA, the report recommends further development to bring the Lost Creek Project into production.

Bill Boberg, President and CEO of the Company stated; “As we move towards completing the permitting and preparing for production at Lost Creek, this updated PA validates both the technical and economic viability of the Lost Creek Project. I am extremely pleased with the quality of the project as it is presently defined as well as the future growth potential of the project.”

The Lost Creek Property (the “Property”) consists of the Lost Creek Project (the “Project”) and the surrounding adjoining claim block areas (the “Adjoining Properties”) known as LC North, LC South, EN and Toby.  Ur-Energy currently controls approximately 33,794 acres in the Property including the Project.  For the purposes of the 2011 PA, the combined area controlled by the Company is regarded as one material property.  However, all resources reported for the Property are located within the Project area.  The Adjoining Properties are considered to be in the exploration stage and do not presently contain any reportable resources under NI 43-101 standards.

The economic analysis provided within the 2011 PA focuses on a well defined portion of the Project area where the current level of delineation drilling provides for confidence that the contained mineralization is of a known grade and tonnage to consider the in-situ recovery method.  Continued delineation drilling is recommended by the authors of the 2011 PA so that additional potential mineralization within the Project can be defined and later brought into the resource base for economic consideration.

The 2011 PA incorporates all drilling data and analyses generated by the Company into a geologic resource estimating model (a modified polygonal method) similar to that used in the 2008 PA.  The modified polygonal method was used to confirm the overall grade and tonnage of the mineralized resources within the Lost Creek Project area.  The 2011 PA technical report presents the following mineral resource estimate using the modified polygonal method:

Resource Classification	Tons (Millions)	Grade %U3O8	Pounds U3O8 (Millions)
Indicated	8.6	0.049	8.44
Inferred	2.0	0.051	2.04

For the purposes of the economic analysis, TREC and Behre Dolbear selected a different resource estimating method (the GT Contour method) that is better suited to guide detailed mine planning and estimates of recoverable resources for roll front type mineralization like that at Lost Creek.  Resources were categorized into the Measured, Indicated and Inferred Categories of Mineral Resources as defined in Section 1.2 of NI 43-101, using the GT Contour method.  Accordingly, the following information was used in the economic analysis:

Resource Classification	Tons (Millions)	Grade %U3O8	Pounds U3O8 (Millions)
Measured	2.54	0.052	2.7
Indicated	2.20	0.060	2.6
Inferred	0.77	0.051	0.8

The authors of the 2011 PA elected to use the mineral resource results of GT Contour method in the development of the project preliminary economic assessment because of the higher level of confidence the method produces.  At this time, not all of the Project area has been drilled to a density adequate to utilize the GT-contour resource estimate.  Uranium resources identified and used in the report are defined as of the date of the report.  Additional resources may be identified in the future as drilling activities at the Property yield additional information.

In compliance with NI 43-101, the reader should be advised that the 2011 Preliminary Assessment is preliminary in nature, that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The full report titled “Preliminary Assessment, Lost Creek Property, Sweetwater County, Wyoming,” dated March 16, 2011, is available on the Company’s profile on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml).

W. William Boberg, President and CEO of the Company, a Professional Geologist, and Qualified Person as defined by National Instrument 43-101, supervised the preparation of and reviewed the technical information contained in this release.  Messrs. Douglass H. Graves, P.E., Matthew J. Yovich, P.E., and Robert D. Maxwell, CPG, Independent Qualified Persons and authors of the March 16, 2011 Preliminary Assessment, Lost Creek Project, Sweetwater County Wyoming, also have reviewed this release.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations	Bill Boberg, President and CEO

303-269-7707	303-269-7755
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future, including the technical and economic viability of the Lost Creek Project (including the projections contained in the preliminary analysis of economics of the Lost Creek Project), the timetables at Lost Creek, sufficiency of cash to fund capital requirements, receipt of and related timing of all necessary permits, licenses and authorizations to proceed, the anticipated completion of mine planning and permitting activities and production, the anticipated construction and capacity of an in situ uranium processing facility at Lost Creek and the recoverable uranium resources, sustainability and timeline of Lost Creek production, whether additional resources will be identified on the Lost Creek Property, and whether there is future growth potential for the Lost Creek Property. These statements are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, whether the proposed offering is successful, whether required approvals are received, disruptions in the financial markets, changes in the anticipated or actual use of proceeds, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development, inability to obtain financing required to complete its projects on acceptable terms or at all and other factors. There can be no assurance that forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future, except as required by applicable securities laws..  Additional risks relating to Ur-Energy may be found in the current and periodic reports filed by Ur-Energy with Canadian securities regulatory authorities on www.sedar.com and the SEC at http://www.sec.gov/edgar.shtml.